                                                                    Exhibit 99.2

                 SPECIAL GENERAL MEETING OF THE SHAREHOLDERS OF

                          SHAMIR OPTICAL INDUSTRY LTD.

                                DECEMBER 5, 2007

                           Please date, sign and mail
                             your proxy card in the
                           envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.

        THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE
                             PROPOSAL LISTED BELOW.

   PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK
                YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

                                                                        SPECIAL GENERAL MEETING

                                                                                             FOR   AGAINST  ABSTAIN

                                                  1.   To approve a grant of 51,460 options  [_]     [_]      [_]
                                                       to Mr. Uzi Tzur, chairman of the
                                                       board of directors of the Company.
                                                                                             YES     NO

                                                       Do you have a personal interest in    [_]     [_]
                                                       the transaction underlying Proposal
                                                       1? (Please note: If you do not mark
                                                       either Yes or No, your shares will
                                                       not be voted for Proposal 1).

-------------------------------------------------
|                                               |
|                                               |
|                                               | In their discretion, the proxies are authorized to vote upon
|                                               | such other business as may properly come before the Special
|                                               | General Meeting of Shareholders.
|                                               |
|                                               | THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE
|                                               | MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO
|                                               | DIRECTION IS MADE, THE PROXY WILL NOT BE VOTED FOR PROPOSAL
|                                               | 1. SHOULD ANY OTHER MATTER REQUIRING A VOTE OF THE
|                                               | SHAREHOLDERS ARISE, THE PROXIES NAMED ABOVE ARE AUTHORIZED
|                                               | TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT IN THE
------------------------------------------------- INTEREST OF THE COMPANY.

To change the address on your account, please [_] PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING
check the box at right and indicate your new      THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND
address in the address space above. Please        RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES
note that changes to the registered name(s)       CAN NOT BE VOTED.
on the account may not be submitted via this
method.

Signature of Shareholder _____________ Date: _______ Signature of Shareholder _____________ Date: _______

     NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.
          If signer is a partnership, please sign in partnership name by authorized person.

                          SHAMIR OPTICAL INDUSTRY LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Shamir Optical Industry Ltd. (the "Company"), do hereby nominate, constitute and appoint Mr. David Bar-Yosef and Mr. Yagen
Moshe, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of October 26, 2007, at the Special General
Meeting of Shareholders to be held on December 5, 2007 (or as otherwise adjourned). By my signature, I hereby revoke any and all proxies previously given.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)